上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

[redacted]

07027963

Our Ref: SIHL/ADR/07

5th November 2007

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 07 2007
WASH. D.C.
186

SUPPL

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Information
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose a shareholders' circular dated 5th November 2007 of the Company pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(4) and (5), the aforesaid circular shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of the same shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

Marina Wong
Company Secretary

PROCESSED
NOV 19 2007
THOMSON
FINANCIAL

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

dw 11/15

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ACTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Shanghai Industrial Holdings Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of Shanghai Industrial Holdings Limited.

SIIC 上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

DISCLOSEABLE TRANSACTION

ACQUISITION OF AN ADDITIONAL SHAREHOLDING INTEREST IN BRIGHT DAIRY & FOOD CO., LTD.

A letter from the board of directors of Shanghai Industrial Holdings Limited is set out on pages 3 to 8 of this circular.

5th November 2007

CONTENTS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

Terms	Meaning
"2006 Dividend"	the final dividend of RMB0.10 per share of Bright Dairy for the year ended 31st December 2006 in respect of the Sale Shares, totaling RMB10,424,135 (equivalent to approximately HK$10,858,000)
"Acquisition"	the acquisition of the Sale Shares pursuant to the Agreement
"Agreement"	a sale and purchase agreement in respect of the Sale Shares dated 15th October 2007 entered into between SIFP and the Vendor
"Board"	the board of Directors
"Bright Dairy"	Bright Dairy & Food Co., Ltd. (光明乳業股份有限公司), a limited liability company established under the laws of the PRC owned as to approximately 25.171% by SIFP, and whose shares are listed and traded on the Shanghai Stock Exchange A shares market (stock code: 600597)
"Company"	Shanghai Industrial Holdings Limited, a company incorporated in Hong Kong with limited liability, whose shares are listed on the Main Board of the Stock Exchange
"Completion"	completion of the Acquisition pursuant to the Agreement
"connected person(s)"	has the meaning ascribed thereto under the Listing Rules
"Director(s)"	director(s) of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Latest Practicable Date"	1st November 2007 being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information for inclusion in this circular

"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Model Code"	Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"Sale Shares"	104,241,350 shares of Bright Dairy, which represents approximately 10.005% of the total issued share capital of Bright Dairy
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shanghai Dairy"	Shanghai Dairy (Group) Company Limited* (上海牛奶(集團)有限公司), a shareholder of Bright Dairy currently holding approximately 25.171% of the total issued share capital of Bright Dairy
"Shareholder(s)"	holder(s) of the share(s) of HK$0.10 each in the capital of the Company
"SIFP"	S.I. Food Products Holdings Limited, a limited liability company established under the laws of the British Virgin Islands and wholly-owned by the Company
"SIIC"	Shanghai Industrial Investment (Holdings) Co. Ltd., a company incorporated under the laws of Hong Kong with limited liability
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"USD"	United States Dollars, the lawful currency of the United States of America
"Vendor"	Danone Asia Pte. Ltd., a company incorporated in the Republic of Singapore

* *The English name is an informal English translation of its official Chinese name.*

For the purposes of this circular, the exchange rate at HK$1 = RMB0.96 has been used, where applicable, for purpose of illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged at any particular rate on the date or dates in question or any other date.

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

Executive Directors:
Mr. Cai Lai Xing *(Chairman)*
Mr. Cai Yu Tian *(Vice Chairman and Chief Executive Officer)*
Mr. Qu Ding *(Vice Chairman and Executive Deputy CEO)*
Mr. Lu Ming Fang
Mr. Ding Zhong De
Mr. Qian Shi Zheng *(Deputy CEO)*
Mr. Yao Fang
Mr. Tang Jun

Independent Non-executive Directors:
Dr. Lo Ka Shui
Prof. Woo Chia-Wei
Mr. Leung Pak To, Francis

Registered office:
26th Floor
Harcourt House
39 Gloucester Road
Wanchai
Hong Kong

5th November 2007

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

ACQUISITION OF AN ADDITIONAL SHAREHOLDING INTEREST IN BRIGHT DAIRY & FOOD CO., LTD.

1. INTRODUCTION

The Board announced on 15th October 2007 that SIFP, a wholly-owned subsidiary of the Company, entered into the Agreement with the Vendor, pursuant to which SIFP has conditionally agreed to acquire and the Vendor has conditionally agreed to sell the Sale Shares for a total cash consideration of RMB477,425,383 (equivalent to approximately HK$497,318,000).

Bright Dairy is engaged in the manufacture, distribution and sale of dairy and related products. Bright Dairy is currently owned by SIFP as to approximately 25.171% of its total issued share capital. After the Completion, Bright Dairy will be owned by SIFP as to approximately 35.176% of its total issued share capital.

As the revenue ratio of the Acquisition exceeds 5% but is less than 25%, the Acquisition constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules. The Company is required by the Listing Rules to issue this circular to provide the Shareholders with further information on such transactions and to give other information in relation to the Company.

2. THE AGREEMENT

Date

15th October 2007

Parties

Purchaser: SIFP

Vendor: Danone Asia Pte. Ltd.

3. ASSETS TO BE ACQUIRED

The Sale Shares, representing approximately 10.005% of the total issued share capital of Bright Dairy. Under the Agreement, subject to Completion, SIFP shall be entitled to the dividends declared or distributions in respect of the Sale Shares for the year ended 31st December 2006 and beyond.

As the 2006 Dividend (totaling RMB10,424,135 (equivalent to approximately HK$10,858,000)) had already been distributed to the Vendor in mid-2007, such distributed amount shall be deducted from the consideration payable by SIFP to the Vendor.

Pursuant to the share reform plan of Bright Dairy which took place in 2006, SIFP has undertaken that the shares held by it in the capital of Bright Dairy shall be subject to the following trading restrictions during a period of 48 months from 10th October 2006 ("Conversion Date"), being the date all non-freely transferable shares of Bright Dairy were converted into freely transferable A shares pursuant to its share reform plan:

(1) within the first 12 months from the Conversion Date, the shares held in Bright Dairy may not be transferred;

(2) the shares held in Bright Dairy may not be traded on the Shanghai Stock Exchange within 24 months from the Conversion Date;

(3) upon expiration of the said 24-month restriction period in sub-paragraph 2 above, the shares held in Bright Dairy which amount to not more than 5% of the total issued share capital of Bright Dairy may be traded on the Shanghai Stock Exchange in the next 12 months; and the shares held in Bright Dairy which amount to not more than 10% of the total issued share capital of Bright Dairy may be traded on the Shanghai Stock Exchange in the next 24 months.

In addition, in accordance with the requirements under the Administrative Measures for Takeovers of Publicly Listed Companies (上市公司收購管理辦法) promulgated by the China Securities Regulatory Committee (中國證券監督管理委員會), SIFP shall undertake that it shall not transfer the shares which it holds in Bright Dairy within 12 months after completion of the Acquisition.

4. CONSIDERATION

The total consideration for the sale and purchase of the Sale Shares is RMB477,425,383 (equivalent to approximately HK$497,318,000), which shall be satisfied by SIFP in USD in cash (after deducting the 2006 Dividend) after the execution of the Agreement and in any event not later than 22nd October 2007 (or such later date as may be requested by the Vendor).

From the date of payment of the consideration of the Acquisition by SIFP:

(i) the Vendor shall delegate in writing the exercise of all voting rights of the Sale Shares to SIFP until the date of registration of SIFP as the lawful registered owner of the Sale Shares (or the termination of the Agreement or as requested by the Vendor in the event of a material breach of the Agreement by SIFP if earlier); and

(ii) the Vendor shall procure that the director on the board of Bright Dairy nominated by itself shall grant a proxy in writing to one of the directors nominated by SIFP to exercise voting rights on behalf of the director nominated by the Vendor, until such director ceases to be a director of Bright Dairy (or the termination of the Agreement or as requested by the Vendor in the event of a material breach of the Agreement by SIFP if earlier).

The Acquisition shall be financed by the internal resources of the Group.

The consideration for the Sale Shares has been arrived at after arm's length negotiation between SIFP and the Vendor with reference to:

(1) the 2006 Dividend, which had already been distributed to the Vendor;

(2) the prevailing market prices of shares in Bright Dairy as quoted on the Shanghai Stock Exchange; and

(3) the price paid by the Vendor to, inter alia, SIFP, in its acquisition of shareholding interest in Bright Dairy when Bright Dairy underwent its share reform in 2006.

The total consideration is equivalent to RMB4.58 per Sale Share and represents:

(1) a discount of 69.53% on the closing price per share of Bright Dairy as quoted on the Shanghai Stock Exchange on 12th October 2007, the trading day prior to the date of the Agreement;

(2) a discount of 67.19% on the average closing price per share of Bright Dairy as quoted on the Shanghai Stock Exchange on the 30 trading days prior to the date of the Agreement;

(3) a premium of approximately 220% over the audited net asset value per share of Bright Dairy as at 31st December 2006; and

(4) a premium of approximately 12.8% over the consideration per share of RMB4.06 for the transfer of 44,099,410 non-tradable shares of Bright Dairy from SIFP to the Vendor under the share reform plan of Bright Dairy in 2006.

5. COMPLETION

Completion of the Agreement is conditional upon production of the following:

1. evidence that Bright Dairy and Compagnie Gervais Danone (a fellow subsidiary of the Vendor) have entered into a termination agreement (the "**Termination Agreement**") to terminate an agreement for Compagnie Gervais Danone to license trademark and technology to Bright Dairy dated 17th September 2001 and amended on 17th August 2006, and evidence that the Termination Agreement has been approved by the board of directors and the shareholders of Bright Dairy or has otherwise come into effect;

2. written approval, waiver and/or letter of no-objection from the Ministry of Commerce (中國商務部), the China Securities Regulatory Committee (中國證券監督管理委員會) and other relevant authorities (where applicable) in respect of the transfer of the Sale Shares under the Agreement; and

3. written resolution of the board of directors of Bright Dairy approving the transfer of the Sale Shares from the Vendor to SIFP.

SIFP and the Vendor shall use their reasonable efforts to satisfy the conditions above not later than 31st December 2007 (or such other date as SIFP and the Vendor may agree). If the Acquisition cannot be completed by 30th June 2008 due to reasons other than the breach by either SIFP or the Vendor, SIFP and the Vendor shall agree in good faith on subsequent actions to be taken. SIFP and the Vendor may agree in writing on the waiver of the above conditions.

As of the Latest Practicable Date, the conditions under items 1 and 3 above had been fulfilled.

6. AGREEMENT WITH SHANGHAI DAIRY IN RELATION TO EXERCISE OF VOTING RIGHTS IN BRIGHT DAIRY

On the same date as the date of the Agreement, Shanghai Dairy also entered into an agreement with the Vendor to acquire shares representing an approximately 10.005% shareholding in Bright Dairy at the same consideration as that for the Acquisition. Hence, after the respective completion of the two said acquisitions (each for half of the shares in Bright Dairy held by the Vendor), the Vendor shall cease to be a shareholder of Bright Dairy.

Shanghai Dairy and SIFP had entered into an agreement on 12th October 2007 to confirm that they will form an alliance in respect of the exercise of voting rights in Bright Dairy. Under such agreement, Shanghai Dairy and SIFP have agreed that:

(i) any resolution to be proposed to Bright Dairy by either of them shall be coordinated and agreed with the other party in advance;

(ii) at least 10 days before a shareholders' general meeting of Bright Dairy, both parties shall coordinate and achieve consensus in respect of the matters and resolutions to be proposed at the meeting, and shall vote in accordance with the consensus; and

(iii) either party shall, apart from its own representatives, only appoint the other party as its agent to attend and vote at shareholders' general meetings of Bright Dairy.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Shanghai Dairy and its ultimate beneficial owners are third parties independent of the Company and its connected persons.

7. REASONS FOR THE ACQUISITION

Currently, the Company is holding a shareholding interest of approximately 25.171% in Bright Dairy and is one of the two largest shareholders with the same percentage shareholding in Bright Dairy. The Company is of the view that prior to the shares it held in Bright Dairy becoming fully tradable, maintaining the status quo through the acquisition of an additional shareholding interest in Bright Dairy can allow the Group to have more flexibilities to consider future strategic move. In addition, the consideration is at a relatively large discount to the current market price of the shares in Bright Dairy.

The Directors consider that the terms of the Acquisition are fair and reasonable and in the interest of the Company and the Shareholders as a whole.

8. FINANCIAL EFFECTS

(i) Effect on total assets

Upon the Completion, there will be no material change to the consolidated total assets of the Group as a result of the Acquisition.

(ii) Effect on total liabilities

Upon the Completion, there will be no material change to the consolidated total liabilities of the Group as a result of the Acquisition.

(iii) Effect on earnings

Upon the Completion, an additional 10.005% of the financial results of Bright Dairy will be equity accounted for in the audited consolidated financial statements of the Group.

9. INFORMATION ON BRIGHT DAIRY

Bright Dairy is engaged in the manufacture, distribution and sale of dairy and related products. Bright Dairy is currently owned by SIFP as to approximately 25.171% of its total issued share capital. After the Completion, Bright Dairy will be owned by SIFP as to approximately 35.176% of its total issued share capital. Bright Dairy is currently equity accounted for as an associate in the audited consolidated financial statements of the Group, and will continue to be so equity accounted for after the Completion.

The consolidated profit before taxation and minority interests and the consolidated profit after taxation and minority interests of Bright Dairy for the two years ended 31st December 2006, which were prepared in accordance with the generally accepted accounting principles in the PRC, were as follows:

	Audited Year ended 31st December 2005 *RMB'000*	**Audited Year ended 31st December 2006** *RMB'000*
Consolidated profit before taxation and minority interests	236,670	223,311
Consolidated profit after taxation and minority interests	211,124	152,840

The audited net asset value and the audited total asset value of Bright Dairy as at 31st December 2006 amounted to approximately RMB2,172,495,000 (equivalent to approximately HK$2,263,016,000) and approximately RMB3,876,974,000 (equivalent to approximately HK$4,038,515,000) respectively.

10. GENERAL

The Group is principally engaged in the businesses of real estate investment, infrastructure facilities, medicine and consumer products. SIFP is an investment holding company.

The Vendor is principally engaged in investment management.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, the Vendor and its ultimate beneficial owners are third parties independent of the Company and its connected persons.

As the revenue ratio of the Acquisition exceeds 5% but is less than 25%, the Acquisition constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules.

11. ADDITIONAL INFORMATION

Your attention is drawn to the additional information contained in the appendix to this circular.

Yours faithfully,
For and on behalf of the Board
CAI LAI XING
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of information contained in this circular and confirm, having made all reasonable enquires, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) As at the Latest Practicable Date, the interests or short positions of the Directors and the chief executive of the Company in the shares and underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required pursuant to Section 352 of the SFO to be entered in the register maintained by the Company referred to therein, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

(i) Interests in shares and underlying shares of the Company

(a) Ordinary shares of the Company

Name of Director	Capacity	Nature of interests	Number of issued shares held	Percentage of total issued share capital
Cai Lai Xing	Beneficial Owner	Personal	4,000,000	0.37%
Qu Ding	Beneficial Owner	Personal	1,586,000	0.15%
Lu Ming Fang	Beneficial Owner	Personal	1,822,000	0.17%
Ding Zhong De	Beneficial Owner	Personal	650,000	0.06%
Qian Shi Zheng	Beneficial Owner	Personal	469,000	0.04%
Yao Fang	Beneficial Owner	Personal	100,000	0.01%
Tang Jun	Beneficial Owner	Personal	30,000	0.003%

All interests stated above represented long positions.

(b) Share options of the Company

Name of Director	Capacity	Date of grant	Exercise price	Number of share options held	Percentage of total issued share capital
Cai Lai Xing	Beneficial Owner	2nd September 2005	HK$14.89	800,000	0.07%
Cai Yu Tian	Beneficial Owner	2nd May 2006	HK$17.10	1,300,000	0.12%
Qu Ding	Beneficial Owner	2nd September 2005	HK$14.89	224,000	0.02%
Lu Ming Fang	Beneficial Owner	2nd September 2005	HK$14.89	480,000	0.04%
Ding Zhong De	Beneficial Owner	2nd May 2006	HK$17.10	700,000	0.07%
Qian Shi Zheng	Beneficial Owner	2nd September 2005	HK$14.89	200,000	0.02%
Tang Jun	Beneficial Owner	2nd September 2005	HK$14.89	220,000	0.02%

Share options granted in 2nd September 2005 under the Company's share option scheme are exercisable during the period from 2nd March 2006 to 1st March 2009 in three batches.

Share options granted in 2nd May 2006 under the Company's share option scheme are exercisable during the period from 2nd November 2006 to 1st November 2009 in three batches.

(ii) Interests in shares of Shanghai Industrial Pharmaceutical Investment Co. Ltd.

Name of Director	Capacity	Nature of interests	Number of issued shares held	Percentage of total issued share capital
Lu Ming Fang	Beneficial Owner	Personal	23,400	0.01%
Ding Zhong De	Beneficial Owner	Personal	23,400	0.01%

All interests stated above represented long positions.

(b) As at the Latest Practicable Date, so far as was known to the Directors, the interests and short positions of the persons (not being a Director or chief executive of the Company) in the shares and underlying shares of the Company which were notified to the Company and the Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO were as follows:

Name of shareholder	Capacity	Number of issued ordinary shares held	Percentage of total issued share capital
(a) Long Positions			
SIIC	Interest held by controlled corporation	548,076,000 *(note (i))*	51.18%
Morgan Stanley	Interest held by controlled corporations	70,429,278	6.58%
JPMorgan Chase & Co.	Beneficial Owner	1,259,000	0.12%
	Investment Manager	2,201,530	0.21%
	Custodian Corporation/ Approved Lending Agent	61,153,644	5.71%
(b) Short Positions			
SIIC	Interest held by controlled corporations	87,653,993 *(note (ii))*	8.19%
Morgan Stanley	Interest held by controlled corporations	23,236,648	2.17%
JPMorgan Chase & Co.	Beneficial Owner	400,000	0.04%

Notes:

(i) SIIC through its wholly-owned subsidiaries, namely Shanghai Investment Holdings Ltd., SIIC Capital (B.V.I.) Ltd. and SIIC CM Development Ltd. held 468,066,000, 80,000,000 and 10,000 Shares respectively, and was accordingly deemed to be interested in the respective Shares held by the aforementioned companies.

(ii) SIIC was taken to have short positions in respect of 87,653,993 underlying shares of the Company under certain listed equity derivatives pursuant to the Zero Coupon Guaranteed Exchangeable Bonds issued by Shanghai Industrial Investment Treasury Co. Ltd. due March 2009 unconditionally and irrevocably guaranteed by SIIC and exchangeable into ordinary shares of the Company.

(c) As at the Latest Practicable Date, so far as was known to the Directors, the following Directors are also directors or employees of SIIC:

Name of Director	Position held in SIIC
Mr. Cai Lai Xing	Chairman
Mr. Cai Yu Tian	Executive Director and President
Mr. Qu Ding	Executive Director and Executive Vice President
Mr. Lu Ming Fang	Executive Director
Mr. Ding Zhong De	Executive Director
Mr. Qian Shi Zheng	Vice President and General Manager of Finance and Planning Department
Mr. Tang Jun	General Manager of the Internal Audit Department and Deputy General Manager of Finance and Planning Department

(d) As at the Latest Practicable Date, so far as was known to the Directors, the following persons and companies (other than members of the Group) were directly or indirectly interested in 10% or more of the issued share capital carrying rights to vote in all circumstances at general meetings of the following members of the Group (other than the Company) in the following manner:

Name of member of the Group	Name of substantial shareholders	Class of share capital	Percentage of registered shareholding
Changzhou Pharmaceutical Co. Ltd.* (常州藥業股份有限公司)	Changzhou State-owned Assets Investment Co.* (常州國有資產投資經營總公司)	equity interest	23.05%
Chia Tai Qingchunbao Pharmaceutical Co. Ltd.* (正大青春寶藥業有限公司)	China (Hangzhou) Qingchunbao Group Co. Ltd.* (中國(杭州)青春寶集團有限公司)	equity interest	20%
	Hangzhou Chia Tai Qingchunbao Staff Shareholding Association* (杭州市正大青春寶職工持股協會)	equity interest	20%
Chifeng Arker Pharmaceutical Technology Co. Ltd.* (赤峰艾克製藥科技股份有限公司)	Shenzhen Yigong Industrial Co. Ltd.* (深圳益公實業有限公司)	equity interest	14.67%
Chifeng Mysun Pharma Co. Ltd.* (赤峰蒙欣藥業有限公司)	Chifeng Pharmaceutical (Group) Co. Ltd.* (赤峰製藥(集團)有限責任公司)	equity interest	17.91%
Guangdong Techpool Biochem Pharma Co. Ltd.* (廣東天普生化醫藥股份有限公司)	Guangzhou Bopu Biotechnology Co. Ltd.* (廣州市博普生物技術有限公司)	equity interest	23.06%
	Fu He Liang (傅和亮)	equity interest	11.98%
Techpool International Pharma Co. Ltd.* (廣州天普海外藥業有限公司)	Guangzhou Bopu Biotechnology Co. Ltd.* (廣州市博普生物技術有限公司)	equity interest	27.62%
Hangzhou Huqingyutang Pharmaceutical Co. Ltd.* (杭州胡慶餘堂藥業有限公司)	Hangzhou Huqingyutang Group Co. Ltd.* (杭州胡慶餘堂集團有限公司)	equity interest	44.9566%
Liaoning Herbapex Pharmaceutical (Group) Co. Ltd.* (遼寧好護士藥業(集團)有限責任公司)	Medieval International Limited	equity interest	15%
	Zheng Ji Yu (鄭繼宇)	equity interest	16.47%

Name of member of the Group	Name of substantial shareholders	Class of share capital	Percentage of registered shareholding
Mergen Biotech Limited	Excellent Hope Holdings Inc.	ordinary share	10.99%
	Sino-Alliance International. Ltd	ordinary share	18.6%
Shanghai Qiyi Dental Equipment Co. Ltd.* (上海奇異牙科器材有限公司)	Shanghai Dental Materials Factory Qi Xin Operating Services Department* (上海齒科材料廠奇新綜合經營服務部)	equity interest	10%
Shanghai Victor Medical Instrument Co. Ltd.* (上海勝利醫療器械有限公司)	ACCS Products Inc. USA	equity interest	25%
Shanghai Yichuang Traditional Chinese Medicine Research & Development Center Co. Ltd.* (上海醫創中醫藥科研開發中心有限公司)	Shanghai University of Traditional Chinese Medicine Technological Development Co.* (上海中醫大科技發展公司)	equity interest	45%
Shanghai Yunhu Raw-pharmaceutical Co. Ltd.* (上海雲湖醫藥藥材股份有限公司)	Shanghai Yunhu Raw Pharmaceutical Co. Ltd. Staff Shareholding Association* (上海雲湖醫藥藥材股份有限公司職工持股會)	equity interest	15.45%
Shanghai Yunhu Yuemin Pharmacy Co. Ltd.* (上海雲湖悅民大藥房有限公司)	Shanghai Yuanfeng Pharmacy* (上海源豐藥房)	equity interest	30%
SI United Changcheng Pharmaceutical Co. Ltd.* (上海實業聯合集團長城藥業有限公司)	Jin Jiang International Holdings Co. Ltd.* (錦江國際(集團)有限公司)	equity interest	30%
SI United Pharmaceutical Co. Ltd.* (上海實業聯合集團製藥有限公司)	Zhou Yi Ping (周一平)	equity interest	22%
	Hu Zheng (許政)	equity interest	17%
	Feng Wei (馮衛)	equity interest	10%
Xiamen Traditional Chinese Medicine Co. Ltd.* (廈門中藥廠有限公司)	Xiamen Qinggong Group Co. Ltd.* (廈門輕工集團有限公司)	equity interest	30%
Chengdu Wingfat Printing Co. Ltd.* (成都永發印務有限公司)	Sichuan Swellfun Co. Ltd.* (四川水井坊股份有限公司)	equity interest	20%
	Chengdu Jiangshi Investment Co. Ltd.* (成都江氏投資有限公司)	equity interest	19%
	Sichuan Huize Investment Co. Ltd.* (四川惠澤投資有限公司)	equity interest	10%
Hebei Yongxin Paper Co. Ltd.* (河北永新紙業有限公司)	Xinnan (Tianjin) Paper Co. Ltd.* (新南(天津)紙業有限公司)	equity interest	29%
Xuchang Yongchang Printing Co. Ltd.	Xuchang Cigarette Factory* (許昌捲煙總廠)	equity interest	20.6%
	Shangtou Bonded Area Jinguang Industrial Co. Ltd.* (汕頭保稅區金光實業有限公司)	equity interest	28.4%

(e) Save as disclosed above, as at the Latest Practicable Date:

(i) so far as was known to the Directors, none of the Directors or chief executive of the Company had any interests or short positions in any shares or underlying shares or interests in debentures of the Company or any associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange; and

(ii) there was no person known to the Directors who had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO or, was, directly or indirectly, interested in 10% or more of the nominal valued of the issued share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group, or any options in respect of such capital.

3. DIRECTORS' INTERESTS IN CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered, or proposed to enter into a service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

4. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, so far as was known to the Directors, none of the Directors and their respective associates was considered to have interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group or have any other conflicts of interest with the Group pursuant to the Listing Rules.

5. LITIGATION

So far as the Directors are aware, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and no litigation or arbitration of material importance was pending or threatened against the Company or any of its subsidiaries as at the Latest Practicable Date.

6. MISCELLANEOUS

(a) The registered office of the Company is at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong.

(b) The share registrar and transfer office of the Company is Tricor Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(c) The company secretary of the Company is Ms. Wong Mei Ling, Marina who is a Fellow of the Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

(d) The qualified accountant of the Company is Mr. Lee Kim Fung, Edward who is a Fellow of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

(e) In the event of any inconsistency, the English language text of this circular shall prevail over the Chinese language text.

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下上海實業控股有限公司之股份全部售出或轉讓，應立即將本通函交予買主或承讓人或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

本通函僅供參考用途，並不構成收購、購買或認購上海實業控股有限公司證券之邀請或要約。

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(於香港註冊成立之有限公司)
(股份代號：363)

須予披露交易

增持
光明乳業股份有限公司股權

上海實業控股有限公司董事會函件載於本通函第三頁至第八頁。

二零零七年十一月五日

目錄

頁次

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

詞彙	**涵義**
「二零零六年紅利」	屬於待售股份的截至二零零六年十二月三十一日止年度光明乳業股份之末期紅利每股人民幣0.10元，就待售股份而言，合共人民幣10,424,135元(相當於約10,858,000港元)
「收購事項」	根據該協議收購待售股份
「該協議」	上實食品與賣方於二零零七年十月十五日訂立有關待售股份的買賣協議
「董事會」	本公司董事會
「光明乳業」	光明乳業股份有限公司，根據中國法律成立之股份有限公司，由上實食品擁有約25.171%，其股份於上海證券交易所A股市場上市及買賣(證券代碼：600597)
「本公司」	上海實業控股有限公司，於香港註冊成立之有限公司，其股份於聯交所主板上市
「交易完成」	根據該協議完成收購事項
「關連人士」	上市規則賦予之涵義
「董事」	本公司董事
「本集團」	本公司及其附屬公司
「港元」	香港法定貨幣港元
「香港」	中國香港特別行政區
「最後實際可行日期」	二零零七年十一月一日，即本通函付印前就確定本通函所載若干資料之最後實際可行日期

「上市規則」	聯交所證券上市規則
「標準守則」	上市規則附錄十所載之上市發行人董事進行證券交易之標準守則
「中國」	中華人民共和國
「人民幣」	中國法定貨幣人民幣
「待售股份」	104,241,350股光明乳業股份，相當於光明乳業已發行總股本約10.005%
「證券及期貨條例」	香港法例第571章證券及期貨條例
「上海牛奶」	上海牛奶(集團)有限公司，光明乳業之股東，現時擁有光明乳業已發行股本總額約25.171%
「股東」	本公司股本中每股面值0.10港元股份之持有人
「上實食品」	上實食品控股有限公司，一間根據英屬維爾京群島法律成立之有限公司及由本公司全資擁有
「上實集團」	上海實業(集團)有限公司，根據香港法律註冊成立之有限公司
「聯交所」	香港聯合交易所有限公司
「美元」	美國法定貨幣美元
「賣方」	Danone Asia Pte. Ltd.，一間於新加坡共和國註冊成立之公司

就本通函而言，除文義另有所指，在適用情況下所採納的人民幣兑港元匯率為1港元兑人民幣0.96元，惟僅供參考説明，並不構成於有關的某個或多個日期或任何其他日期曾經、可能曾經或可能會按任何特定匯率兑換任何金額的聲明。

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(於香港註冊成立之有限公司)
(股份代號：363)

執行董事：
蔡來興先生*(董事長)*
蔡育天先生*(副董事長及行政總裁)*
瞿　定先生*(副董事長及常務副行政總裁)*
呂明方先生
丁忠德先生
錢世政先生*(副行政總裁)*
姚　方先生
唐　鈞先生

註冊辦事處：
香港灣仔
告士打道三十九號
夏愨大廈二十六樓

獨立非執行董事：
羅嘉瑞先生
吳家瑋先生
梁伯韜先生

敬啟者：

須予披露交易

增持
光明乳業股份有限公司股權

1. 緒言

董事會於二零零七年十月十五日宣佈，本公司之全資附屬公司上實食品已與賣方訂立該協議，據此，上實食品已有條件同意收購及賣方已有條件同意出售待售股份，總現金代價為人民幣477,425,383元(相當於約497,318,000港元)。

光明乳業從事製造、分銷及銷售乳製品及相關產品。上實食品現時擁有光明乳業已發行總股本約25.171%。於交易完成後，上實食品擁有光明乳業已發行總股本約35.176%。

由於收購事項之收益比率高於5%但低於25%，根據上市規則第14章，收購事項構成本公司之須予披露交易。根據上市規則，本公司須刊發本通函，以向股東提供該等交易之進一步資料及有關本公司之其他資料。

2. 該協議

日期

二零零七年十月十五日

訂約方

買方： 上實食品

賣方： Danone Asia Pte. Ltd.

3. 所收購之資產

待售股份相當於光明乳業已發行總股本約10.005%。根據該協議，待交易完成後，上實食品將有權獲取截至二零零六年十二月三十一日止年度或之後宣佈與待售股份有關之紅利和派發。

由於二零零六年紅利(合共人民幣10,424,135元(相當於約10,858,000港元))已於二零零七年中分派予賣方，因此該等已分派金額將自上實食品應付賣方之代價中扣除。

根據於二零零六年進行之光明乳業股權分置改革方案，上實食品曾承諾其於光明乳業股本中持有的股份將由二零零六年十月十日(「換股日期」)(即根據股權分置改革方案，光明乳業所有非流通股轉為流通股之日期)起計48個月內遵守以下限售條件：

(1) 於換股日期起計首12個月內，不得轉讓於光明乳業所持有之股份；

(2) 於換股日期起計24個月內，於光明乳業所持有之股份不得於上海證券交易所上市交易；

(3) 於上文第2分段所述24個月限售期滿後12個月內，通過上海證券交易所掛牌交易出售所持有之光明乳業股份佔光明乳業已發行總股本的比例不超過5%；及24個月內，通過上海證券交易所掛牌交易出售所持有之光明乳業股份佔光明乳業已發行總股本的比例不超過10%。

此外，根據中國證券監督管理委員會發佈之上市公司收購管理辦法之規定，上實食品將承諾在收購事項完成後12個月內，不轉讓其於光明乳業持有之股份。

4. 代價

買賣待售股份之總代價為人民幣477,425,383元(相當於約497,318,000港元)，在該協議簽署後且在任何情況下不遲於二零零七年十月二十二日(或賣方可能要求的較晚日期)，由上實食品以現金美元支付(經扣除二零零六年紅利後)。

由上實食品支付收購事項代價之日起：

(i) 賣方將書面委托上實食品行使待售股份的全部表決權直至上實食品註冊登記成為待售股份之法定註冊股東之日(或該協議終止或賣方因上實食品嚴重違反該協議而可能要求之較早日期)；及

(ii) 賣方將促使其提名在光明乳業董事會的一名董事，書面授權上實食品提名的董事代理賣方提名之董事行使表決權，直至該董事不再擔任光明乳業董事之日(或該協議終止或賣方因上實食品嚴重違反該協議而可能要求之較早日期)止。

收購事項將由本集團之內部資源提供資金。

待售股份之代價乃經上實食品與賣方進行公平磋商後達致，並經參考：

(1) 已分派予賣方之二零零六年紅利；

(2) 於上海證券交易所所報光明乳業現行股份市價；及

(3) 在光明乳業於二零零六年進行股份分置改革時，賣方就其收購光明乳業股權向(其中包括)上實食品支付之價格。

總代價相當於每股待售股份人民幣4.58元及較：

(1) 於二零零七年十月十二日(於該協議日期前一個交易日)在上海證券交易所所報光明乳業每股股份收市價折讓69.53%；

(2) 於該協議日期前之30個交易日在上海證券交易所所報光明乳業每股股份平均收市價折讓67.19%；

(3) 於二零零六年十二月三十一日光明乳業之每股經審核資產淨值溢價約220%；及

(4) 根據光明乳業二零零六年之股權分置改革方案，由上實食品向賣方轉讓44,099,410股光明乳業非流通股份之每股代價人民幣4.06元溢價約12.8%。

5. 交易完成

該協議之完成須待下列事項發生後，方可作實：

1. 證實光明乳業與Compagnie Gervais Danone(為賣方之同系附屬公司)已訂立終止協議(「**終止協議**」)以終止於二零零一年九月十七日訂立及於二零零六年八月十七日修訂的有關Compagnie Gervais Danone許可光明乳業使用商標及技術之協議，並證實終止協議已獲光明乳業董事會及股東批准或已另行生效；

2. 由中國商務部、中國證券監督管理委員會及其他有關機關(如適用)就根據該協議轉讓待售股份發出之書面批准、豁免及/或無異議函件；及

3. 由光明乳業董事會就批准賣方轉讓待售股份予上實食品作出書面決議案。

上實食品及賣方須盡合理努力不遲於二零零七年十二月三十一日(或上實食品與賣方同意的其他日期)前達成上述條件。倘收購事項並非因上實食品或賣方違約的原因造成於二零零八年六月三十日前不能完成，上實食品及賣方應誠信協商進一步的處理方案。上實食品及賣方可以書面同意豁免上述條件。

於最後實際可行日期，上述第1及3項條件已獲達成。

6. 就於光明乳業行使投票權與上海牛奶訂立協議

於該協議同日，上海牛奶亦與賣方訂立一項協議，以與收購事項相同之代價收購佔光明乳業約10.005%股權之股份。因此，上述兩項收購事項(各佔賣方持有光明乳業之半數股份)分別完成後，賣方將不再為光明乳業之股東。

上海牛奶與上實食品已於二零零七年十月十二日訂立協議，確認彼等將就行使光明乳業表決權而形成聯盟。根據該協議，上海牛奶及上實食品達成以下協議：

(i) 向光明乳業提出之任何提案，彼等任何一方均應事先與另一方協商一致；

(ii) 雙方應最少在光明乳業股東大會召開日十日前，就提交股東大會上審議的事宜及提案的表決協商一致，且按協調一致的立場行使其股份表決權；及

(iii) 任何一方（其本方代表除外）只能委托另一方作為其代理人出席光明乳業股東大會並於會上表決。

據董事經作出一切合理查詢後所知、所悉及所信，上海牛奶及其最終實益持有人為獨立於本公司及其關連人士之第三方。

7. 進行收購事項之原因

本公司目前持有光明乳業約25.171%股權，擁有於光明乳業並列大股東之地位。本公司認為在其本身於光明乳業所持股份逐步全面流通前，通過增持股份維持其於光明乳業的持股比例現狀可為日後的戰略行動增添靈活性，而是次交易代價與光明乳業股份之市場價格亦有較大折讓。

董事認為，收購事項之條款乃屬公平及合理，且符合本公司及其股東之整體利益。

8. 財務影響

(i) 對總資產之影響

於交易完成後，本集團之綜合總資產將不會因收購事項而發生重大變動。

(ii) 對總負債之影響

於交易完成後，本集團之綜合總負債將不會因收購事項而發生重大變動。

(iii) 對盈利之影響

於交易完成後，光明乳業之財務業績另外10.005%將按權益會計法於本集團之經審核綜合財務報表內列帳。

9. 有關光明乳業之資料

光明乳業從事製造、分銷及銷售乳製品及相關產品。上實食品現時擁有光明乳業已發行總股本約25.171%。於交易完成後，上實食品擁有光明乳業已發行總股本約35.176%。光明乳業現時以權益法在本集團經審核綜合財務報表內列作聯營公司，並將於交易完成後繼續按權益法入帳。

根據中國公認會計準則所編製，光明乳業截至二零零六年十二月三十一日止兩個年度之經審核除稅及少數股東權益前綜合溢利及除稅及少數股東權益後綜合溢利如下：

	經審核 截至二零零五年 十二月三十一日止年度 *人民幣千元*	**經審核 截至二零零六年 十二月三十一日止年度** *人民幣千元*
除稅及少數股東權益前綜合溢利	236,670	223,311
除稅及少數股東權益後綜合溢利	211,124	152,840

光明乳業於二零零六年十二月三十一日之經審核淨資產及經審核總資產分別約為人民幣2,172,495,000元(相當於約2,263,016,000港元)及約為人民幣3,876,974,000元(相當於約4,038,515,000港元)。

10. 一般事項

本集團主要從事房地產投資、基建設施、醫藥及消費品業務。上實食品為投資控股公司。

賣方主要從事投資管理。

經作出所有合理查詢後，就董事所知、所悉及所信，賣方及其最終實益擁有人為獨立於本公司及其關連人士之第三方。

由於收購事項之收益比率高於5%但低於25%，根據上市規則第14章，收購事項構成本公司之須予披露交易。

11. 其他資料

謹請　閣下細閱本通函附錄所載之其他資料。

此　致

列位股東　台照

代表董事會
董事長
蔡來興
謹啟

二零零七年十一月五日

1. 責任聲明

本通函包括遵照上市規則而列載的詳細資料，旨在提供有關本集團的資料。董事對本通函所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，盡彼等所知及所信，本通函並無遺漏其他事項，致使本通函所載任何陳述有所誤導。

2. 權益披露

(a) 於最後實際可行日期，董事及本公司最高行政人員於本公司或其任何相聯法團(按證券及期貨條例第XV部涵義)股份及相關股份或債券證權益中擁有的權益或淡倉，根據證券及期貨條例第XV部第7及8分部須通知本公司及聯交所(包括根據該等證券及期貨條例條文彼等被認為或被視作持有的權益或淡倉)；或根據證券及期貨條例第352條須列入本公司按該條例存置之登記冊；或根據標準守則須通知本公司及聯交所者如下：

(i) 於本公司股份及相關股份之權益

(a) 本公司普通股

董事姓名	身份	權益性質	持有已發行股份的數目	佔已發行股本百份比
蔡來興	實益擁有人	個人	4,000,000	0.37%
瞿　定	實益擁有人	個人	1,586,000	0.15%
呂明方	實益擁有人	個人	1,822,000	0.17%
丁忠德	實益持有人	個人	650,000	0.06%
錢世政	實益持有人	個人	469,000	0.04%
姚　方	實益持有人	個人	100,000	0.01%
唐　鈞	實益持有人	個人	30,000	0.003%

上述權益皆為好倉權益。

(b) 本公司購股期權

董事姓名	身份	授出日期	每股行使價 *港元*	持有購股期權數目	佔已發行股本百分比
蔡來興	實益擁有人	二零零五年九月二日	14.89	800,000	0.07%
蔡育天	實益擁有人	二零零六年五月二日	17.10	1,300,000	0.12%
瞿　定	實益持有人	二零零五年九月二日	14.89	224,000	0.02%
呂明方	實益擁有人	二零零五年九月二日	14.89	480,000	0.04%
丁忠德	實益擁有人	二零零六年五月二日	17.10	700,000	0.07%
錢世政	實益擁有人	二零零五年九月二日	14.89	200,000	0.02%
唐　鈞	實益擁有人	二零零五年九月二日	14.89	220,000	0.02%

根據本公司購股期權計劃於二零零五年九月二日授出的購股期權可由二零零六年三月二日至二零零九年三月一日期間內，分三期予以行使。

根據本公司購股期權計劃於二零零六年五月二日授出的購股期權可由二零零六年十一月二日至二零零九年十一月一日期間內，分三期予以行使。

(ii) 於上海實業醫藥投資股份有限公司的股份權益

董事姓名	身份	權益性質	持有已發行股份的數目	佔已發行股本百份比
呂明方	實益持有人	個人	23,400	0.01%
丁忠德	實益持有人	個人	23,400	0.01%

上述權益皆為好倉權益。

(b) 於最後實際可行日期，就董事所悉，於本公司股份及相關股份擁有權益及淡倉而按證券及期貨條例第XV部第2及第3分部知會本公司及聯交所有關權益及淡倉的人士(本公司董事或最高行政人員除外)如下：

股東名稱	身份	持有已發行普通股股份數目	佔已發行股本百份比
(a) 好倉			
上實集團	由其擁有控制權益的公司持有	548,076,000 *(附註(i))*	51.18%
摩根士丹利	由其擁有控制權益的公司持有	70,429,278	6.58%
摩根大通	實益擁有人	1,259,000	0.12%
	投資經理	2,201,530	0.21%
	保管人－法團／核准借出代理人	61,153,644	5.71%
(b) 淡倉			
上實集團	由其擁有控制權益的公司持有	87,653,993 *(附註(ii))*	8.19%
摩根士丹利	由其擁有控制權益的公司持有	23,236,648	2.17%
摩根大通	實益擁有人	400,000	0.04%

附註：

(i) 上實集團透過其全資附屬公司，即上海投資控股有限公司、SIIC Capital (B.V.I.) Ltd.及上海實業崇明開發建設有限公司分別持有468,066,000股、80,000,000股及10,000股股份，因此，上實集團被視作擁有上述公司各自所持有之股份權益。

(ii) 上實集團被視為持有87,653,993股本公司相關股份的淡倉，此乃根據Shanghai Industrial Investment Treasury Co. Ltd.所發行，由上實集團提供無條件及不可撤回擔保，可轉換為本公司股份的二零零九年三月到期零息擔保可換股債券的若干上市股本衍生工具。

(c) 於最後實際可行日期，就各董事所悉，下列董事亦為上實集團董事或僱員：

董事姓名	於上實集團所持職位
蔡來興先生	董事長
蔡育天先生	執行董事及總裁
瞿　定先生	執行董事及常務副總裁
呂明方先生	執行董事
丁忠德先生	執行董事
錢世政先生	副總裁及計劃財務部總經理
唐　鈞先生	審計部總經理及計劃財務部副總經理

(d) 於最後實際可行日期，就董事所悉，下列人士及公司(本集團成員公司除外)以下列方式直接或間接擁有附帶權利可在任何情況下於下列本集團成員公司(本公司除外)的股東大會上投票的已發行股本10%或以上的權益：

本集團成員公司名稱	主要股東姓名／名稱	股本類別	所持登記股份百分比
常州藥業股份有限公司	常州國有資產投資經營總公司	股本權益	23.05%
正大青春寶藥業有限公司	中國(杭州)青春寶集團有限公司	股本權益	20%
	杭州市正大青春寶職工持股協會	股本權益	20%
赤峰艾克製藥科技股份有限公司	深圳益公實業有限公司	股本權益	14.67%
赤峰蒙欣藥業有限公司	赤峰製藥(集團)有限責任公司	股本權益	17.91%
廣東天普生化醫藥股份有限公司	廣州市博普生物技術有限公司	股本權益	23.06%
	傅和亮	股本權益	11.98%
廣州天普海外藥業有限公司	廣州市博普生物技術有限公司	股本權益	27.62%
杭州胡慶餘堂藥業有限公司	杭州胡慶餘堂集團有限公司	股本權益	44.9566%
遼寧好護士藥業(集團)有限責任公司	中世紀國際有限公司	股本權益	15%
	鄭繼宇	股本權益	16.47%

本集團成員公司名稱	主要股東姓名／名稱	股本類別	所持登記股份百分比
Mergen Biotech Limited	Excellent Hope Holdings Inc.	普通股	10.99%
	Sino-Alliance International, Ltd	普通股	18.6%
上海奇異牙科器材有限公司	上海齒科材料廠奇新綜合經營服務部	股本權益	10%
上海勝利醫療器械有限公司	ACCS Products Inc. USA	股本權益	25%
上海醫創中醫藥科研開發中心有限公司	上海中醫大科技發展公司	股本權益	45%
上海雲湖醫藥藥材股份有限公司	上海雲湖醫藥藥材股份有限公司職工持股會	股本權益	15.45%
上海雲湖悅民大藥房有限公司	上海源豐藥房	股本權益	30%
上海實業聯合集團長城藥業有限公司	錦江國際(集團)有限公司	股本權益	30%
上海實業聯合集團製藥有限公司	周一平	股本權益	22%
	許　政	股本權益	17%
	馮　衞	股本權益	10%
廈門中藥廠有限公司	廈門輕工集團有限公司	股本權益	30%
成都永發印務有限公司	四川水井坊股份有限公司	股本權益	20%
	成都江氏投資有限公司	股本權益	19%
	四川惠澤投資有限公司	股本權益	10%
河北永新紙業有限公司	新南(天津)紙業有限公司	股本權益	29%
許昌永昌印務有限公司	許昌捲烟總廠	股本權益	20.6%
	汕頭保税區金光實業有限公司	股本權益	28.4%

(e) 除以上所披露者外，於最後實際可行日期：

(i) 就董事所知，董事或本公司的最高行政人員，概無擁有於本公司或其任何相聯法團(按證券及期貨條例第XV部涵義)的任何股份或相關股份中的任何權益或淡倉或債權證中的任何權益，根據證券及期貨條例第XV部第7及8分部必須通知本公司及聯交所(包括根據該等證券及期貨條例條文彼等被認為或被視作持有的權益或淡倉)；或根據證券及期貨條例第352條須列入該條例所述的登記冊；或根據標準守則須通知本公司及聯交所。

(ii) 就董事所知，並無任何人士於任何本公司股份及相關股份擁有任何權益或淡倉而須根據證券及期貨條例第XV部第2及3分部必須通知本公司及聯交所；或直接或間接擁有附帶在所有情況下於本集團任何其他成員公司股東大會上投票權的已發行股本面值10%或以上的權益，或有關此等股本的任何購股期權。

3. 董事服務合約

於最後實際可行日期，概無董事與本集團任何成員公司訂立或擬訂立本集團不得在一年內毋須支付賠償(法定賠償除外)而予以終止之服務合約。

4. 董事於競爭業務之權益

於最後實際可行日期，就各董事所悉，根據上市規則，董事或彼等各自之聯繫人士並無被認為於與本集團業務構成或可能構成直接或間接競爭，或與本集團有任何其他利益衝突之任何業務中擁有權益。

5. 訴訟

據董事所知，於最後實際可行日期，本公司或其任何附屬公司未曾涉及任何重大訴訟或仲裁，而本公司或其任何附屬公司概無任何尚未了結或面臨任何重大訴訟或仲裁。

6. 其他事項

(a) 本公司的註冊辦事處為香港灣仔告士打道三十九號夏慤大廈二十六樓。

(b) 本公司的股份過戶登記處為卓佳秘書商業服務有限公司，地址為香港灣仔皇后大道東二十八號金鐘匯中心二十六樓。

(c) 本公司的公司秘書為黃美玲女士，彼為英國特許秘書及行政人員公會及香港特許秘書公會資深會員。

(d) 本公司的合資格會計師為李劍峰先生，彼為英國特許公認會計師公會及香港會計師公會資深會員。

(e) 本通函的中、英文本如有歧異，概以英文本為準。

END